Exhibit 4.2

Consolidated financial statements of

Medicenna Therapeutics Corp.

(Expressed in Canadian Dollars)

For the years ended March 31, 2020 and 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

Medicenna Therapeutics Corp

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Medicenna Therapeutics Corp (the “Company”), which comprise the consolidated statements of financial position as of March 31, 2020 and 2019, the consolidated statements of operations, cash flows and changes in shareholders’ equity for the years ended March 31, 2020 and 2019 and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the consolidated financial statements).

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2020 and 2019 and its financial performance and its cash flows for the years ended March 31, 2020 and 2019 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

A - Management’s Responsibility for the consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

B - Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

We have served as the Company’s auditor since 2015.

Vancouver, Canada	Chartered Professional Accountants

May 13, 2020

Medicenna Therapeutics Corp.

Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

as at

	March 31, 2020	March 31, 2019
	$	$
Assets
Current assets
Cash and cash equivalents	22,697,654	2,370,976
Marketable securities	15,002,548	-
Prepaids and deposits	93,752	258,423
Government grant receivable (Note 11)	-	2,444,285
Other receivables	58,295	32,539
	37,852,249	5,106,223
Intangible assets (Note 12)	76,259	81,205
Right-of-use assets (Note 4)	67,760	-
	37,996,268	5,187,428
Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 7)	1,779,883	2,396,439
Current portion of lease liability (Note 4)	35,344	-
	1,815,227	2,396,439
License fee payable (Note 12)	-	174,432
Lease liability (Note 4)	31,969	-
	1,847,196	2,570,871
Shareholders' Equity
Common shares (Note 8)	56,577,414	16,615,648
Contributed surplus (Notes 9 and 10)	10,389,926	8,633,395
Accumulated other comprehensive income	248,452	157,165
Deficit	(31,066,720)	(22,789,651)
	36,149,072	2,616,557
	37,996,268	5,187,428

Nature of business (Note 1)
Subsequent events (Note 16)

Approved by the Board

/s/ Albert Beraldo	Director

/s/ Chandra Panchal	Director

The accompanying notes are an integral part of these consolidated financial statements.

Medicenna Therapeutics Corp.

Consolidated Statements of Operations

(Expressed in Canadian Dollars)

	Year ended	Year ended
	March 31,	March 31,
	2020	2019
	$	$
Operating expenses
General and administration (Note 15)	2,375,211	1,709,286
Research and development (Note 15)	5,869,588	3,017,997
Total operating expenses	8,244,799	4,727,283
Finance income	(6,727)	(102)
Foreign exchange (gain) loss	38,997	(19,150)
	32,270	(19,252)
Net loss for the year	(8,277,069)	(4,708,031)
Cummulative translation adjustment	91,287	6,256
Comprehensive loss for the year	(8,185,782)	(4,701,775)
Basic and diluted loss per share for the year	(0.26)	(0.18)
Weighted average number of common shares outstanding (Note 8(b))	31,899,640	25,674,027

The accompanying notes are an integral part of these consolidated financial statements.

Medicenna Therapeutics Corp.

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

	Year ended	Year ended
	March 31,	March 31,
	2020	2019
	$	$
Operating activities
Net loss for the year	(8,277,069)	(4,708,031)
Items not involving cash
Depreciation	7,892	6,818
Stock based compensation	1,124,977	998,619
R&D warrant expense	-	710,574
Government grant expense recoveries	(1,076,538)	(5,646,227)
Unrealized foreign exchange	61,526	(82,419)
Accrued interest	(2,548)	-
Changes in non-cash working capital
Other receivables and deposits	138,915	56,862
Accounts payable and accrued liabilities	(931,556)	626,799
	(8,954,401)	(8,037,005)
Investing activities
Purchase of marketable securities	(15,000,000)	-
Long term license fee payable	-	(354,458)
	(15,000,000)	(354,458)
Financing activities
Repayment of lease liabilities	(3,393)	-
Government grant received (Note 11)	3,539,465	3,242,073
Issuance of share capital, net of issuance costs (Note 8(a))	38,375,045	3,579,910
Warrant and option exercises (Note 9)	2,372,820	-
	44,283,937	6,821,983
Effect of foreign exchange on cash	(2,857)	31,722
Net increase (decrease) in cash	20,326,678	(1,567,758)
Cash, beginning of year	2,370,976	3,938,734
Cash, end of year	22,697,654	2,370,976

Other non-cash transactions
Broker warrants issued	$561,406	$91,000
Warrants issued	$705,218	$1,042,861
Share issuance costs accrued through
accounts payable and accrued liabilities	$257,141	$102,596

The accompanying notes are an integral part of these consolidated financial statements.

Medicenna Therapeutics Corp.

Consolidated Statements of Changes in Shareholders' Equity

(Expressed in Canadian Dollars)

	Common shares issued and		Contributed	Accumulated other	Deficit	Total
	outstanding		Surplus	comprehensive		shareholders'
				income		equity
	Number	Amount
		$	$	$	$	$
Balance, March 31, 2018	24,578,137	14,302,195	5,790,341	150,909	(18,081,620)	2,161,825
Stock based compensation	-	-	998,619	-	-	998,619
Research and development warrant amortization	-	-	710,574	-	-	710,574
Issued on December 2018 financing (Notes 8, 9)	4,000,000	2,313,453	1,133,861	-	-	3,447,314
Net loss and comprehensive loss	-	-	-	6,256	(4,708,031)	(4,701,775)
Balance, March 31, 2019	28,578,137	16,615,648	8,633,395	157,165	(22,789,651)	2,616,557
Stock based compensation	-	-	1,124,977	-	-	1,124,977
Warrant and option exercises	1,623,675	3,007,890	(635,070)	-	-	2,372,820
Issued on October 2019 financing (Notes 8, 9)	5,307,693	5,319,361	810,608	-	-	6,129,969
Issued on March 2020 financing (Notes 8, 9)	11,290,323	31,634,515	456,016	-	-	32,090,531
Net loss and comprehensive loss	-	-	-	91,287	(8,277,069)	(8,185,782)
Balance, March 31, 2020	46,799,828	56,577,414	10,389,926	248,452	(31,066,720)	36,149,072

The accompanying notes are an integral part of these consolidated financial statements.

6

Medicenna Therapeutics Corp.

Notes to the consolidated financial statements

For the Years Ended March 31, 2020 and 2019

(Expressed in Canadian Dollars)

1.	Nature of business

Medicenna Therapeutics Corp. (“Medicenna” or the "Company") was incorporated as A2 Acquisition Corp. (“A2”) under the Alberta Business Corporations Act on February 2, 2015 and was classified as a Capital Pool Corporation ("CPC") as defined in Policy 2.4 of the TSX Venture Exchange Inc. (the "Exchange") Corporate Finance Manual. On March 1, 2017, the Company completed a qualifying transaction with Medicenna Therapeutics Inc. (“MTI.”) and the name of the Company was changed to Medicenna Therapeutics Corp. (the “Transaction”). MTI has been identified for accounting purposes as the acquirer, and accordingly the entity is considered to be a continuation of MTI and the net assets of A2 at the date of the Transaction are deemed to have been acquired by MTI. These consolidated financial statements include the results of operations of Medicenna from March 1, 2017. On August 2, 2017 Medicenna graduated to the main board of the Toronto Stock Exchange. On November 13, 2017, Medicenna continued under the Canadian Business Corporations Act.

Medicenna has three wholly owned subsidiaries, Medicenna Therapeutics Inc. (“MTI”) (British Columbia), Medicenna Biopharma Inc. (“MBI”) (Delaware) and Medicenna Biopharma Inc. (“MBIBC”). (British Columbia).

The Company's principal business activity is the development and commercialization of Empowered Cytokines™ and Superkines™ for the treatment of cancer.

As at March 31, 2020, the head and registered office is located at 2 Bloor St W, 7th Floor, Toronto, Ontario, Canada.

2.	Significant accounting policies

a)	Basis of Measurement and statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the Interpretations of the International Financial Reporting and Interpretations Committee (“IFRIC”).

The consolidated financial statements have been prepared on a historical cost basis except for certain financial assets measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The consolidated financial statements were approved by the Company’s Board of Directors and authorized for issue on May 14, 2020.

b)	Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned Subsidiaries MTI, MBI and MBIBC (British Columbia, Inactive). Subsidiaries are fully consolidated from the date at which control is determined to have occurred and are deconsolidated from the date that the Company no longer controls the entity. The financial statements of the subsidiaries are prepared for the same reporting period as the Company using consistent accounting policies. Intercompany transactions, balances, and gains and losses on transactions between subsidiaries are eliminated.

c)	Foreign currency

The functional currency of an entity is the currency of the primary economic environment in which the entity operates. The functional currency of the Company, MTI and MBIBC is the Canadian dollar. The functional currency of MBI is the US dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21 – The Effects of Changes in Foreign Exchange Rates.

7

Medicenna Therapeutics Corp.

Notes to the consolidated financial statements

For the Years Ended March 31, 2020 and 2019

(Expressed in Canadian Dollars)

2.	Significant accounting policies cont’d

d)	Foreign currency

Transactions in foreign currencies are translated to the functional currency at the rate on the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the spot rate of exchange as at the reporting date. All differences are taken to profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rate at the date when the fair value was determined.

On translation of the entities whose functional currency is other than the Canadian dollar, revenues and expense are translated at the exchange rates approximating those in effect on the date of the transactions. Assets and liabilities are translated at the spot rate of exchange as at the reporting date. Exchange gains and losses, including results of retranslation, are recorded in other comprehensive income.

e)	Cash and cash equivalents, marketable securities

Cash and cash equivalents

Cash equivalents include guaranteed investment certificates (March 31, 2020 - $20,004,153, March 31, 2019 - $nil) with a maturity of 90 days or less. The Company has classified its cash and cash equivalents at fair value through profit or loss.

Marketable securities

Marketable securities consist of guaranteed investment certificates with a maturity of greater than 90 days and less than one year. The Company has classified its marketable securities at fair value through profit or loss.

f)	Research and development costs

Expenditures on research and development activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred. Investment tax credits related to current expenditures are included in the determination of net income as the expenditures are incurred when there is reasonable assurance they will be realized.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. These criteria will be deemed by the Company to have been met when revenue is received by the Company and a determination that it has sufficient resources to market and sell its product offerings. Upon a determination that the criteria to capitalize development expenditures have been met, the expenditures capitalized will include the cost of materials, direct labour and overhead costs that are directly attributable to preparing the asset for its intended use. Other development expenditures will be expensed as incurred.

Capitalized development expenditures will be measured at cost less accumulated amortization and accumulated impairment losses. No development costs have been capitalized to date.

g)	Government assistance

Government grants, including grants from similar bodies, consisting of investment tax credits are recorded as a reduction of the related expense or cost of the asset acquired. Government grants are recognized when there is reasonable assurance that the Company has met the requirements of the approved grant program and there is reasonable assurance that the grant will be received.

Research grants that compensate the Company for expenses incurred are recognized in profit, or loss in reduction thereof on a systematic basis in the same years in which the expenses are recognized.

Medicenna Therapeutics Corp.

Notes to the consolidated financial statements

For the Years Ended March 31, 2020 and 2019

(Expressed in Canadian Dollars)

2.	Significant accounting policies cont’d

Grants that compensate the Company for the cost of an asset are recognized in profit or loss on a systematic basis over the useful life of the asset.

h)	Intangible assets

The Company owns certain patents, intellectual property licenses and options to acquire intellectual property. The Company expenses patent costs, including license fees and other maintenance costs, until such time as the Company has certainty over the future recoverability of the intellectual property at which time it capitalizes the costs incurred. The Company capitalizes costs directly related to the acquisition of existing license patents.

The Company does not hold any intangible asset with an indefinite life.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization method and amortization period of an intangible asset with a finite life is reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in general and administrative expenses.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets from the date they are available for use to August 31, 2035.

i)	Income taxes

Current tax and deferred tax are recognized in the Company’s profit and loss, except to the extent that it relates to a business combination or items recognized directly in equity or in net loss and comprehensive loss.

Current income taxes are recognized for the estimated taxes payable or receivable on taxable income or loss for the current year and any adjustment to income taxes payable in respect of previous years. Current income taxes are determined using tax rates and tax laws that have been enacted or substantively enacted by the period end date.

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability differs from its tax base, except for taxable temporary differences arising on the initial recognition of goodwill and temporary differences arising on the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss.

Recognition of deferred tax assets for unused tax losses, tax credits and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the deferred tax assets can be utilized. At the end of each reporting period, the Company reassesses unrecognized deferred tax assets. The Company recognizes a previously unrecognized deferred tax asset to the extent that it has been probable that future taxable profit will allow the deferred tax asset to be recovered.

j)	Basic and diluted loss per common share

Basic loss per share is computed by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the “if converted” method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share. Since the Company has losses, the exercise of outstanding options and warrants has not been included in this calculation as it would be anti-dilutive.

Medicenna Therapeutics Corp.

Notes to the consolidated financial statements

For the Years Ended March 31, 2020 and 2019

(Expressed in Canadian Dollars)

2.	Significant accounting policies cont’d

k)	Equipment

The Company’s fixed assets comprise of computer equipment for use in general and administrative and research activities.

Depreciation is recognized using the straight-line method based on an expected life of the assets

Computer equipment	2 years
Right-of-use-assets	Over the lease term

Impairment of long-lived assets:

The Company’s long-lived assets are reviewed for indications of impairment at the date of preparing each statement of financial position. If indication of impairment exists, the asset’s recoverable amount is estimated.

An impairment loss is recognized when the carrying value of an asset, or its cash-generating unit, exceeds its recoverable amount. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflows from other assets or groups of assets. For the purpose of impairment testing, the Company determined it has one cash-generating unit. The recoverable amount is the greater of the asset’s fair value less cost to sell and value in use.

l)	Stock-based compensation

The Company has a stock-based compensation plan (the "Plan") available to officers, directors, employees and consultants with grants under the Plan approved by the Company's Board of Directors. Under the Plan, the exercise price of each option equals the closing trading price of the Company's stock on the day prior to the grant or a higher price as determined by the Board of Directors. Vesting is provided for at the discretion of the Board of Directors and the expiration of options is to be not greater than 10 years from the date of grant. The Company uses the fair value-based method of accounting for employee awards granted under the Plan. The Company calculates the fair value of each stock option grant using the Black Scholes option pricing model at the grant date. The stock-based compensation cost of the options is recognized as stock-based compensation expense over the relevant vesting period of the stock options using an estimate of the number of options that will eventually vest.

Stock options awarded to non-employees are accounted for at the fair value of the goods received or the services rendered. The fair value is measured at the date the Company obtains the goods or the date the counterparty renders the service. If the fair value of the goods or services cannot be reliably measured, the fair value of the options granted will be used.

m)	Share Capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a reduction of equity.

The Corporation has adopted a relative fair value method with respect to the measurement of shares and warrants issued as private placement units. The relative fair value method allocates value to each component on a pro-rata basis, based on the fair value of the components calculated independently of one another. The Company measures the fair value of the warrant component of the unit using the Black-Scholes option pricing model. The unit value is then allocated, pro-rata, between the two components, with the fair value attributed to the warrants being recorded to contributed surplus.

Medicenna Therapeutics Corp.

Notes to the consolidated financial statements

For the Years Ended March 31, 2020 and 2019

(Expressed in Canadian Dollars)

2.	Significant accounting policies cont’d

n)	Financial Instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

Financial assets and liabilities are offset and the net amount is reported in the consolidated statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

The Company recognizes financial instruments based on their classification. Depending on the financial instruments’ classification, changes in subsequent measurements are recognized in net loss and comprehensive loss.

The Company has implemented the following classifications:

•	Cash, cash equivalents and marketable securities are classified at fair value through profit or loss.

•	Government grant receivable and amounts receivable are classified as amortized cost. After their initial fair value measurement, they are measured at amortized cost using the effective interest method; and

•	Accounts payable and accrued liabilities are classified as other amortized cost. After their initial fair value measurement, they are measured at amortized cost using the effective interest method.

Impairment of financial assets

The Company applies the simplified method of the expected credit loss model required under IFRS 9. Under this method, the Company estimates a lifetime expected loss allowance for all receivables. Receivables are written off when there is no reasonable expectation of recovery.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows. The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate.

o)	Employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid in short-term cash bonuses if the Company expects to pay these amounts as approved by the Board of Directors as a result of past services provided by the employee and the obligation can be estimated reliably.

p)	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are assessed by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money

Medicenna Therapeutics Corp.

Notes to the consolidated financial statements

For the Years Ended March 31, 2020 and 2019

(Expressed in Canadian Dollars)

2.	Significant accounting policies cont’d

and the risks specific to the liability. The unwinding of the discount on provisions is recognized in finance costs. A provision for onerous contracts is recognized when the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract.

3.	Key sources of estimation uncertainty

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are accounted for prospectively.

The key sources of estimation uncertainty that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities are discussed below:

Deferred taxes

The determination of deferred income tax assets or liabilities requires subjective assumptions regarding future income tax rates and the likelihood of utilizing tax carry-forwards. Changes in these assumptions could materially affect the recorded amounts, and therefore do not necessarily provide certainty as to their recorded values.

Valuation of stock-based compensation and warrants

Management measures the costs for stock-based compensation and warrants using market-based option valuation techniques. Assumptions are made and estimates are used in applying the valuation techniques. These include estimating the future volatility of the share price, expected dividend yield, expected risk-free interest rate, future employee turnover rates, future exercise behaviours and corporate performance. Such estimates and assumptions are inherently uncertain. Changes in these assumptions affect the fair value estimates of stock-based compensation and warrants.

Intangible assets

The Company estimates the useful lives of intangible assets from the date they are available for use in the manner intended by management and periodically reviews the useful lives to reflect management’s intent about developing and commercializing the assets.

Functional currency

Management considers the determination of the functional currency of the Company a significant judgment. Management has used its judgment to determine the functional currency that most faithfully represents the economic effects of the underlying transactions, events and conditions and considered various factors including the currency of historical and future expenditures and the currency in which funds from financing activities are generated. A Company’s functional currency is only changed when there is a material change in the underlying transactions, events and conditions.

4.	Accounting standards

The following IFRS pronouncement has been adopted during fiscal 2020:

The Company has adopted new accounting standard IFRS 16 - Leases, effective for the Company’s annual period beginning April 1, 2019.

IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model, with certain exemptions. The standard includes two recognition exemptions for lessees – leases of “low-value” assets and short-term leases with a lease term of 12 months or less. At the commencement date of a lease, a lessee will recognize a liability to make lease payments and an asset representing the right to use the underlying asset during the lease term. Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset. Lessees are also required to remeasure the lease liability upon the occurrence of certain events such as a change in lease term. The lessee will generally recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset.

Medicenna Therapeutics Corp.

Notes to the consolidated financial statements

For the Years Ended March 31, 2020 and 2019

(Expressed in Canadian Dollars)

4.	Accounting standards cont’d

At the time of adoption, the Company did not have any leases which fell under IFRS 16 as all leases had a term of twelve months or less.

In March 2020, the Company entered into an office lease with a term of two years for which it has applied IFRS16.

The Company recognized a right-of-use asset based on the amount equal to the lease liability, adjusted for any related prepaid and accrued lease payments previously recognized. The lease liability was recognized based on the present value of remaining lease payments, discounted using the incremental borrowing rate at the date of initial application. The lease payments include fixed payments less any lease incentives receivable, variable lease payments that depend on an index or rate, and amounts expected to be paid under residual value guarantees. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period as incurred.

The carrying amounts of the Company’s right-of-use assets and lease liabilities and movements during 2020 were as follows:

	Right of Use Asset	Lease Liability
	$	$
Balance March 31, 2019	-	-
Additions	70,706	70,706
Depreciation	(2,946)	-
Lease payments	-	(3,455)
Lease interest	-	62
Balance, March 31, 2020	67,760	67,313

Classification:
Current portion of lease liabilities	-	35,344
Long-term portion of lease liabilities	-	31,969
	-	67,313

5.	Capital disclosures

The Company’s objectives, when managing capital, are to safeguard cash and cash equivalents as well as maintain financial liquidity and flexibility in order to preserve its ability to meet financial obligations and deploy capital to grow its businesses.

The Company’s financial strategy is designed to maintain a flexible capital structure consistent with the objectives stated above and to respond to business growth opportunities and changes in economic conditions. In order to maintain or adjust its capital structure, the Company may issue shares or issue debt (secured, unsecured, convertible and/or other types of available debt instruments).

There were no changes to the Company’s capital management policy during the year. The Company is not subject to any externally imposed capital requirements.

Medicenna Therapeutics Corp.

Notes to the consolidated financial statements

For the Years Ended March 31, 2020 and 2019

(Expressed in Canadian Dollars)

6.	Financial risk management

(a)	Fair value

The Company’s financial instruments recognized on the consolidated statements of financial position consist of cash and cash equivalents, marketable securities, government grant receivable, other receivables, and accounts payable and accrued liabilities. The fair value of these instruments, approximate their carrying values due to their short-term maturity.

Classification of financial instruments

Financial instruments measured at fair value on the statement of financial position are summarized into the following fair value hierarchy levels:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company classifies its financial assets and liabilities depending on the purpose for which the financial instruments were acquired, their characteristics, and management intent as outlined below:

Cash and cash equivalents and marketable securities are measured using Level 1 inputs and changes in fair value are recognized through profit or loss, with changes in fair value being recorded in net earnings at each period end.

Other receivables and government grant receivable are measured at amortized cost less impairments.

Accounts payable and accrued liabilities, deferred government grants and license fee payable are measured at amortized cost.

The Company has exposure to the following risks from its use of financial instruments: credit, interest rate, currency and liquidity risk. The Company reviews its risk management framework on a quarterly basis and makes adjustments as necessary.

(b)	Credit risk

Credit risk arises from the potential that a counterparty will fail to perform its obligations. The financial instruments that are exposed to concentrations of credit risk consist of cash and cash equivalents and marketable securities.

The Company manages credit risk associated with its cash and cash equivalents and marketable securities by maintaining minimum standards of R1-med or A-high investments and the Company invests only in highly rated Canadian corporations which are capable of prompt liquidation.

(c)	Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The Company believes that its exposure to interest rate risk is not significant.

(d)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company currently settles all of its financial obligations out of cash and cash equivalents. The ability to do so relies on the Company maintaining sufficient cash in excess of anticipated needs. As at March 31, 2020, the Company’s liabilities consist of accounts payable and accrued liabilities that have contracted maturities of less than one year.

Medicenna Therapeutics Corp.

Notes to the consolidated financial statements

For the Years Ended March 31, 2020 and 2019

(Expressed in Canadian Dollars)

6.	Financial risk management cont’d

(e)	Currency risk

Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to currency risk from employee costs as well as the purchase of goods and services primarily in the United States and cash and cash equivalent balances held in foreign currencies. Fluctuations in the US dollar exchange rate could have a significant impact on the Company’s results. Assuming all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase or decrease in loss and comprehensive loss for the year ended March 31, 2020 of $108,423 (March 31, 2019 - $69,305).

Balances in US dollars are as follows:

	March 31, 2020	March 31, 2019
	$	$
Cash and cash equivalents	134,835	118,440
Accounts payable and accrued liabilities	(899,992)	(1,430,518)
Deferred government grant receivable (note 11)	-	1,831,337
	(765,157)	519,259

7.	Accounts payable and accrued liabilities

	March 31, 2020	March 31, 2019
	$	$
Trade payables	456,241	802,025
Accrued liabilities	1,323,642	1,594,414
	1,779,883	2,396,439

8.	Share capital

Authorized

Unlimited common shares

a)	Equity Issuances

Year ended March 31, 2020

On March 17, 2020, the Company completed a public offering raising total gross proceeds of $35,000,001. The Company issued 11,290,323 common shares at $3.10 per share. The Company paid commission to the agents totaling $2,450,000, share issuance costs of $459,470 and issued 790,323 warrants to the agents exercisable into one common share of the Company at an exercise price of $3.10 for a period of twenty-four months. The fair value of the warrants issued was determined to be $456,016.

On October 17, 2019, the Company completed a public offering raising total gross proceeds of $6,900,000. The Company issued 5,307,693 units at $1.30, consisting of 1 common share and ½ common share purchase warrant. Each whole warrant is exercisable at $1.75 until October 17, 2022. The Company paid commission to the agents totaling $455,175, share issuance costs of $314,856 and issued 350,134 warrants to the agents exercisable into one common share of the Company at an exercise price of $1.30 for a period of twenty-four months. The fair value of the warrants issued was determined to be $105,390. The Company has allocated the net proceeds of the offering to the common shares and the common share purchase warrants based on their estimated relative fair values. Based on relative fair values, $5,319,361 of the net proceeds were allocated to the common shares and $705,218 to the common share purchase warrants.

Medicenna Therapeutics Corp.

Notes to the consolidated financial statements

For the Years Ended March 31, 2020 and 2019

(Expressed in Canadian Dollars)

8.	Share capital cont’d

Year ended March 31, 2019

On December 21, 2018, the Company closed a short-form prospectus offering of 4,000,000 units for gross proceeds of $4,000,000. Each unit consisted of one common share of the Company and one-half common share purchase warrant of the Company. Each full warrant entitles the holder to purchase one common share, for five years after the closing of the offering, at an exercise price of $1.20 per common share. The Company issued 4,000,000 common shares, 2,000,000 warrants and 280,000 broker warrants in connection with this transaction.

The total costs associated with the transaction were approximately $643,686, including the $91,000 which represented the fair value of the brokers' services provided as part of the offering and compensated by warrants. Each such broker warrant is exercisable for one common share at a price of $1.20 per share for a period of 24 months following the closing of the Offering. The Company has allocated the net proceeds of the offering to the common shares and the common share purchase warrants based on their estimated relative fair values. Based on relative fair values, $2,313,453 of the net proceeds were allocated to the common shares and $1,042,861 to the common share purchase warrants.

b)	Calculation of loss per share

Loss per common share is calculated using the weighted average number of common shares outstanding. For the years ended March 31, 2020 and 2019 the calculation was as follows:

	2020	2019
Common shares issued and outstanding, beginning of year	28,578,137	24,578,137
Effect of warrants and options exercised	482,319	-
Shares issued in December 2018 financing	-	1,095,890
Shares issued in October 2019 financing	2,407,314	-
Shares issued in March 2020 financing	431,870	-
Weighted average shares outstanding, end of year	31,899,640	25,674,027
Common shares issued and outstanding, end of year	46,799,828	28,578,137

The effect of any potential exercise of the Company's stock options and warrants outstanding during the period has been excluded from the calculation of diluted loss per common share as it would be anti-dilutive.

9.	Warrants

Year ended March 31, 2020

As part of the public offering closed on March 17, 2020, 790,323 broker warrants were issued, exercisable at $3.10 per share at any time up to March 17, 2022 and with a fair value of $456,016.

As part of the public offering closed on October 17, 2019, 2,653,846 warrants and 350,134 broker warrants were issued, exercisable at $1.75 and $1.30 per share respectively at any time up to October 17, 2022 and 2021 with a fair value of $705,218 and $105,390 respectively.

Medicenna Therapeutics Corp.

Notes to the consolidated financial statements

For the Years Ended March 31, 2020 and 2019

(Expressed in Canadian Dollars)

9.	Warrants cont’d

Year ended March 31, 2019

As part of the short-form prospectus offering closed on December 21, 2018, 2,000,000 warrants and 280,000 broker warrants were issued, exercisable at $1.20 per share at any time up to December 21, 2023 and with a fair value of $1,042,861 and $91,000 respectively.

Warrant continuity:

	Number of Warrants	Weighted average exercise price
Balance outstanding at March 31, 2018	3,074,042	$2.00
Warrants expired during the year	(208,959)	2.00
Common share purchase warrants issued in the Dec. 2018 financing	2,000,000	1.20
Broker warrants issued in the Dec. 2018 financing	280,000	1.20
Balance outstanding at March 31, 2019	5,145,083	$1.65
Common share purchase warrants issued in the October 2019 financing	2,653,846	1.75
Broker warrants issued in the financing October 2019 financing	350,134	1.30
Broker warrants issued in the March 2020 financing	790,323	3.10
Warrants exercised during the year	(1,623,675)	1.46
Warrants outstanding at March 31, 2020	7,315,711	$1.86

The following warrants were exercised during the year ended March 31, 2020:

Number of Warrants	Exercise Price	Proceeds	Expiry Date
	$	$
695,544	1.75	1,217,202	October 17, 2022
138,631	1.30	180,220	October 17, 2021
35,000	2.00	70,000	April 5, 2021
222,500	1.20	267,000	December 21, 2020
532,000	1.20	638,400	December 21, 2023
1,623,675		2,372,822

The fair values of warrants are estimated using the Black-Scholes option-pricing model. The following assumptions were used to determine the fair value of warrants issued in the following years:

	March 31, 2020	March 31, 2019
Risk free interest rate	1.5%	3.0%
Expected life of options	1-1.5 years	2.0-2.5 years
Expected volatility	70-78%	85%
Expected dividend yield	-	-
Weighted average fair value of options granted during the year	$0.33	$0.37

Medicenna Therapeutics Corp.

Notes to the consolidated financial statements

For the Years Ended March 31, 2020 and 2019

(Expressed in Canadian Dollars)

9.	Warrants cont’d

At March 31, 2020, warrants were outstanding and exercisable, enabling holders to acquire common shares as follows:

Number of Warrants	Exercise Price	Expiry Date
	$
57,500	1.20	December 21, 2020
1,379,083	2.00	January 1, 2021
1,288,000	2.00	March 1, 2021
163,000	2.00	April 5, 2021
211,503	1.30	October 17, 2021
790,323	3.10	March 17, 2022
1,958,302	1.75	October 17, 2022
1,468,000	1.20	December 21, 2023
7,315,711

10.	Stock options

Year ended March 31, 2020

During the year ended March 31, 2020 the Company granted 1,030,000 stock options exercisable at $1.30 per share. Of these options, 300,000 vest 50% upon issuance and 50% after one year and have a five year life. 730,000 options vest 50% after one year, 25% after 2 years and 25% after 3 years and have a ten year life.

200,000 options were also issued, exercisable at $1.38 per share. 50,000 of the options granted vest 50% after one year, 25% after two years and 25% after three years, 150,000 of the options vest 50% on September 1, 2019 and 50% on December 1, 2019 and have a ten-year life.

Year ended March 31, 2019

During the year ended March 31, 2019 the Company granted 200,000 stock options exercisable at $1.09 per share, with a 5-year life. The options vested 25% on issue on September 1, 2018, 25% on December 1, 2018, 25% on March 1, 2019 and 25% on June 1, 2019. The Company granted an additional 1,175,000 options on February 14, 2019 at an exercise price of $1.00. 200,000 of these options vested 50% immediately and 50% will vest on February 14, 2020. These options have a 5-year life. The remaining 975,000 options vest 50% after one year, 25% after two years and 25% after three years and have a ten-year life.

Stock option transactions for the years ended March 31, 2020 are set forth below:

	Number of options	Weighted average exercise price
Balance outstanding at March 31, 2018	2,175,000	$2.11
Forfeited	(275,000)	2.40
Granted	1,375,000	$1.00
Balance outstanding at March 31, 2019	3,275,000	$1.67
Granted	1,230,000	$1.38
Forfeited	(375,000)	1.09
Balance outstanding at March 31, 2020	4,130,000	$1.56

Medicenna Therapeutics Corp.

Notes to the consolidated financial statements

For the Years Ended March 31, 2020 and 2019

(Expressed in Canadian Dollars)

10.	Stock options – cont’d

The following table summarizes information about stock options outstanding at March 31, 2020:

	Options Outstanding			Options Exercisable
Exercise Prices	Options	Weighted average remaining contractual life	Weighted average exercise price	Options	Weighted average exercise price
$		Years	$		$
0.00-1.00	1,150,000	8.12	1.00	662,500	1.00
1.01-1.50	1,230,000	8.32	1.31	300,000	1.34
1.51-2.00	950,000	6.88	2.00	712,500	2.00
2.01-2.88	800,000	6.26	2.23	650,000	2.28
	4,130,000	7.54	1.56	2,325,000	1.71

The following assumptions were used in the Black-Scholes option-pricing model to determine the fair value of stock options granted during the year:

	March 31, 2020	March 31, 2019
Exercise price	$1.30-1.38	$1.00-1.09
Grant date share price	$1.30-1.38	$0.80- 1.09
Risk free interest rate	1.5%	1.5 - 3.0%
Expected life of options	2.5-5 years	2.5-5 years
Expected volatility	100-114%	100-116%
Expected dividend yield	-	-
Forfeiture rate		0-15%
Weighted average fair value of options granted during the period	$0.94	$0.61

11.	Government assistance

CPRIT assistance

In February 2015, the Company received notice that it had been awarded a grant by the Cancer Prevention Research Institute of Texas (“CPRIT”) whereby the Company is eligible to receive up to US$14,100,000 on eligible expenditures over a three year period related to the development of the Company’s phase 2b clinical program for MDNA55. In October 2017 the Company was granted a one year extension to the grant allowing expenses to be claimed over a four year period ending February 28, 2019. On February 4, 2019 the Company was approved for a further six month extension ending August 31, 2019, on July 25, 2019 an additional six month extension was granted to February 28, 2020 and on January 6, 2020 an additional six month extension was granted to August 28, 2020.

Of the US$14.1 million grant approved by CPRIT, Medicenna has received US$12.7 million from CPRIT as of March 31, 2020. The Company is eligible to receive the remaining US$1.4 million upon the achievement of certain criteria as determined by CPRIT, from time to time. There can be no assurances that the balance of such grants will be received from CPRIT.

Ongoing program funding from CPRIT is subject to a number of conditions including the satisfactory achievement of milestones that must be met to release additional CPRIT funding, proof the Company has raised 50% matching funds and maintaining substantial functions of the Company related to the project grant in Texas as well as using Texas-based subcontractor and collaborators wherever possible. There can be no assurances that the Company will continue to meet the necessary CPRIT criteria, satisfactorily achieve milestones, or that CPRIT will continue to advance additional funds to the Company.

Medicenna Therapeutics Corp.

Notes to the consolidated financial statements

For the Years Ended March 31, 2020 and 2019

(Expressed in Canadian Dollars)

11.	Government assistance – cont’d

If the Company is found to have used any grant proceeds for purposes other than intended, is in violation of the terms of the grant, or relocates its MDNA55 related operations outside of the state of Texas, then the Company is required to repay any grant proceeds received.

Under the terms of the grant, the Company is also required to pay a royalty to CPRIT, comprised of 3-5% of revenues on net sales of MDNA55 until aggregate royalty payments equal 400% of the grant funds received at which time the ongoing royalty will be 0.5%.

During the year ended March 31, 2020, the Company received $3,539,465 from CPRIT (2019 - $3,242,073).

12.	Commitments

Intellectual Property

On August 21, 2015, the Company exercised its right to enter into two license agreements (the “Stanford License Agreements”) with the Board of Trustees of the Leland Stanford Junior University (“Stanford”). In connection with this licensing agreement the Company issued 649,999 common shares with a value of $98,930 to Stanford and affiliated inventors. The value of these shares has been recorded as an intangible asset that is being amortized over the life of the underlying patents. As at March 31, 2020, the Company’s intangible assets have a remaining capitalized netbook value of $76,259 (March 31, 2019 - $81,205).

The development milestones under the Stanford License Agreements were updated during the year ended March 31, 2020 to reflect the current stage of development of the Company’s programs. In connection with the amendment of the Stanford License Agreements, Medicenna paid a US$150,000 fee to Leland Stanford Junior University.

The Company has entered into various license agreements with respect to accessing patented technology. In order to maintain these agreements, the Company is obligated to pay certain costs based on timing or certain milestones within the agreements, the timing of which is uncertain. These costs include ongoing license fees, patent prosecution and maintenance costs, royalty and other milestone payments. As at March 31, 2020, the Company is obligated to pay the following:

•	Patent licensing costs due within 12 months totaling $70,500.

•	Patent licensing costs, including the above, due within the next five years totaling $1,283,100.

•	Given the current development plans and expected timelines of the Company it is assumed that a project milestones of US$50,000 and US$100,000 will be due in the next five years.

•	Project milestone payments, assuming continued success in the development programs, of uncertain timing totaling US$2,650,000 and an additional US$2,000,000 in sales milestones.

•	A liquidity payment of $370,375 is due to the National Institute of Health (“NIH”) which represents the remaining payments resulting from the Company’s liquidity event in March 2017.

Contractual obligations	Less than 1 year	1-3 years	3-5 years	Total
Patent licensing costs, minimum annual royalties per license agreements	$70,500	$465,300	$747,300	$1,283,100
Lease payments	$41,460	$38,005	$0	$79,465
Liquidity event payment	$370,375	$0	$0	$370,375

As at March 31, 2020, the Company had obligations to make future payments, representing significant research and development and manufacturing contracts and other commitments that are known and committed in the amount of approximately $5,740,000. Most of these agreements are cancellable by the Company with notice. These commitments include agreements for manufacturing and preclinical studies.

Medicenna Therapeutics Corp.

Notes to the consolidated financial statements

For the Years Ended March 31, 2020 and 2019

(Expressed in Canadian Dollars)

13.	Related party disclosures

(a)	Key management personnel

Key management personnel, which consists of the Company’s officers (President and Chief Executive Officer, Chief Financial Officer, and Chief Development Officer) and directors, earned the following compensation for the following periods:

	2020	2019
	$	$
Salaries and wages	891,747	891,748
Board fees	142,264	141,466
Stock option expense	872,585	786,121
Related party rent and moving expenses	64,561	21,515
	1,977,157	1,840,850

During the year ended March 31, 2020, the Company paid $64,561 (2019: $21,515) in moving, storage and rent expenses to the CEO and CDO of the Company. These transactions were in the normal course of business and have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

(b)	Amounts payable to related parties

As at March 31, 2020, the Company had trade and other payables in the normal course of business, owing to directors and officers of $247,696 (2019: $380,328) related to board fees and accrued vacation.

14.	Income taxes

a) Provision for Income Tax

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2020	2019
	$	$
Loss before income taxes	(8,277,069)	(4,708,031)
Tax rate	27.0%	27.0%
Expected tax recovery	(2,235,000)	(1,271,000)

Change in statutory rates and foreign exchange rates	35,000	(9,000)
Permanent differences	309,000	270,000
Share issuance costs	(993,000)	(149,000)
Change in unrecognized deductible temporary difference	2,884,000	1,159,000
Total income tax expense (recovery)	-	-

Medicenna Therapeutics Corp.

Notes to the consolidated financial statements

For the Years Ended March 31, 2020 and 2019

(Expressed in Canadian Dollars)

14.	Income taxes cont’d

b) Deferred Income Tax

The significant components of the Company’s deferred tax assets that have not been included on the consolidated statement of financial position are as follows:

	2020	2019
	$	$
Non-capital losses carry-forward	6,287,000	4,299,000
Property and equipment	50,000	50,000
Share issuance costs	940,000	249,000
	7,277,000	4,393,000
Unrecognized deferred tax asset	(7,277,000)	(4,393,000)
Net deferred tax assets	-	-

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included in the consolidated statements of financial position are as follows:

Type	Amount	Expiry
Non-capital losses carry-forward	$24,017,000	2034-2040
Property and equipment	186,000	N/A
Share issuance costs	3,480,000	2038-2041

15.	Components of Expenses

	2020	2019
	$	$
General and Administration Expenses
Depreciation expense	7,893	6,818
Stock based compensation	638,556	563,180
Facilities and operations	252,716	162,995
Legal, professional and finance	186,026	166,277
Salaries and benefits	595,588	676,952
Corporate communications	559,089	368,199
Other expenses	260,715	271,054
CPRIT grant claimed in eligible expenses (Note 11)	(125,372)	(506,188)
	2,375,211	1,709,286

Medicenna Therapeutics Corp.

Notes to the consolidated financial statements

For the Years Ended March 31, 2020 and 2019

(Expressed in Canadian Dollars)

15.	Components of Expenses cont’d

	2020	2019
	$	$
Research and Development Expenses
Chemistry, manufacturing and controls	342,578	399,994
Regulatory	432,948	48,105
Discovery and pre-clinical	1,898,191	805,477
Research and development warrant	-	710,574
Clinical	1,528,229	3,710,789
Salaries and benefits	1,095,118	1,190,142
Licensing, patent, legal fees and royalties	810,987	783,458
Stock based compensation	486,421	435,439
CPRIT grant claimed in eligible expenses (Note 11)	(951,166)	(5,140,039)
Other research and development expenses	226,282	74,058
	5,869,588	3,017,997

16.	Subsequent Events

Subsequent to the year end, the agents fully exercised their over-allotment option to purchase an additional 1,693,548 common shares of the Company at a price of $3.10 per share, in connection with      the previous public offering of common shares of Medicenna which was completed on March 17, 2020. As a result of the exercise of this over-allotment option, Medicenna received additional gross proceeds of $5,249,999.

In March 2020 the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak and any related adverse public health developments may adversely affect workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or results of operations at this time.